SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.       )

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Sam Lewis

Manager

Truscott Capital, LLC

40 E. Main Street, Suite 626

Newark, DE 19711

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 9 Pages

(1)	Name of reporting person Truscott Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 13,814,727*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 13,814,727*
(11)	Aggregate amount beneficially owned by each reporting person 13,814,727*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.5%*
(14)	Type of reporting person (see instructions) OO

*	Includes 1,000,000 common shares issuable upon the exercise of warrants to purchase common shares of the Issuer. Truscott Capital, LLC may be deemed to beneficially own 6,365,460 common shares owned by NTR Metals, LLC (“NTR”). Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at November 7, 2017 on the Form 10-Q filed by the Issuer on November 8, 2017.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 9 Pages

(1)	Name of reporting person Elemetal, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 13,814,727*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 13,814,727*
(11)	Aggregate amount beneficially owned by each reporting person 13,814,727*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.5%*
(14)	Type of reporting person (see instructions) CO

*	Includes 1,000,000 common shares issuable upon the exercise of warrants to purchase common shares of the Issuer. Elemetal, LLC may be deemed to beneficially own 6,365,460 common shares owned by NTR. Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at November 7, 2017 on the Form 10-Q filed by the Issuer on November 8, 2017.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13022 Preston Road, Dallas, Texas 75240.

Item 2. Identity and Background.

The Reporting Persons are Truscott Capital, LLC, a Delaware limited liability company (“Truscott”) and Elemetal, LLC, a Delaware limited liability company (“Elemetal” and together with Truscott, the “Reporting Persons”). The Reporting Persons are parties to a joint filing agreement pursuant to which the parties are filing this Statement. The joint filing agreement is filed as an exhibit to this Statement.

Truscott is a wholly owned subsidiary of Elemetal. The business address of Truscott is 40 E. Main Street, Suite 626, Newark, Delaware 19711. The principal business of Elemetal is the provision of refining, recycling and minting services to the precious metals industry. The address of the principal place of business of Elemetal is 15850 Dallas Parkway, Dallas, Texas 75248.

The executive officers and controlling members of Truscott and Elemetal as of January 2, 2018 are set forth on Schedule A and Schedule B attached hereto, containing the following information with respect to each such person: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted; and (d) citizenship.

During the past five years, neither Truscott, Elemetal, nor, to their knowledge, any person named in Schedule A and Schedule B to this Statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 2, 2013, NTR Metals, LLC (“NTR”) and Elemetal entered into a contribution agreement, as amended on April 5, 2013 (the “Contribution Agreement”), pursuant to which NTR contributed 4,268,142 Common Shares to Elemetal in exchange for 105,000 Class A Common Units of Elemetal.

On June 20, 2016, Elemetal entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer and NTR. Pursuant to the Stock Purchase Agreement, the Issuer agreed to issue and sell to Elemetal 8,536,585 Common Shares at a purchase price of $0.41 per share and a warrant to purchase 1,000,000 additional Common Shares at an exercise price of $0.65 per share in exchange for the cancellation and forgiveness of $3,500,000 of debt owed by the Issuer to Elemetal.

On December 15, 2017, Elemetal contributed its Common Shares and right to acquire Commons Shares to Truscott pursuant to a contribution agreement dated December 15, 2017.

Item 4. Purpose of Transaction.

The Reporting Persons currently hold their shares of Common Stock for investment purposes, subject to the following. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future change their present course of action.

Elemetal continues to evaluate the disposition of certain tangible personal-property assets of Elemetal Recycling, LLC, a subsidiary of Elemetal, to the Issuer. The Issuer has been unable to obtain satisfactory financing to date but continues to pursue sources of financing and other matters with respect to the acquisition. There can be no assurance that the transaction will be completed.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 9 Pages

The Reporting Persons, from time to time, engage in commercial transactions with the Issuer in the regular course of business. The Reporting Persons expect to continue to engage in such commercial transactions. The Reporting Persons and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business, and such transactions may result in changes to the Issuer’s business. Further, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. The Reporting Persons may seek to sell or otherwise dispose of some or all of its Common Shares or right to acquire Common Shares (which may include, but is not limited to, transferring some or all of such Common Shares or its right to acquire Common Shares to its affiliates or distributing some or all of such Common Shares to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional Common Shares (which may include rights or securities exercisable or convertible into Common Shares) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Common Shares, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) See rows 11 and 13 of the cover page for each Reporting Person. The information in Item 2 is incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for each Reporting Person. The information in Item 2 is incorporated herein by reference.

(c) Except as disclosed in Item 3 of this Statement, the Reporting Persons have not effected any transaction in the Common Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

99.1	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.2	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.3	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 9 Pages

99.4

Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.5	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.6	Contribution Agreement dated as of December 15, 2017, by and among Elemetal, LLC and Truscott Capital, LLC

99.7	Joint Filing Agreement, dated as of January 2, 2018, by and between Truscott Capital, LLC and Elemetal, LLC

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2018

TRUSCOTT CAPITAL, LLC

By:	/s/ Sam Lewis
Name: Title:	Sam Lewis Manager

ELEMETAL, LLC

By:	/s/ Matthew Eden
Name: Title:	Matthew Eden Chief Financial Officer

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

Executive Officers of Truscott Capital, LLC

Name, Employer and Address	Title, Present Principal Occupation or Employment	Citizenship
Sam Lewis Truscott Capital, LLC 40 E. Main Street, Suite 626 Newark, DE 19711	Manager	United States

Controlling Members of Truscott Capital, LLC

Name, Employer and Address	Title, Present Principal Occupation or Employment	Citizenship
Elemetal, LLC[1] 15850 Dallas Parkway Dallas, Texas 75248	Member

[1]	For the executive officers and controlling members of Elemetal, LLC, see Schedule B.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 9 Pages

Schedule B

Executive Officers of Elemetal, LLC

Name, Employer and Address	Title, Present Principal Occupation or Employment	Citizenship
William LeRoy Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	President and Chief Executive Officer	United States
Alan Stockmeister Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chairman	United States
Matthew Eden Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chief Financial Officer	United States

Controlling Members of Elemetal, LLC

Name, Employer and Address	Title, Present Principal Occupation or Employment	Citizenship
Alan Stockmeister Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Chairman and Manager	United States
Steve Loftus Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Manager	United States
William LeRoy Elemetal, LLC 15850 Dallas Parkway Dallas, Texas 75248	Manager	United States